EXHIBIT 12.1

INTERNATIONAL CCE INC.

EARNINGS TO COMBINED FIXED CHARGES

(In millions, except ratios)

	Six Months Ended July 2, 2010	Year-ended December 31,
		2009	2008	2007	2006	2005
Computation of Earnings:
Income from continuing operations before income taxes	$398	$727	$629	$568	$466	$518
Add:
Interest Expense	31	86	118	138	132	90
Amortization of debt premium/discount and expenses	—	—	6	11	6	—
Interest portion of rent expense	13	25	31	29	30	30

Earnings as Adjusted	$442	$838	$784	$746	$634	$638

Computation of Fixed Charges:
Interest expense	$31	$86	$118	$138	$132	$90
Capitalized interest	—	—	1	1	1	3
Amortization of debt premium/discount and expenses	—	—	6	11	6	—
Interest portion of rent expense	13	25	31	29	30	30

Fixed charges	$44	$111	$156	$179	$169	$123

Ratio of Earnings to Fixed Charges (A)	10.10	7.52	5.04	4.16	3.75	5.20

(A)	Ratios were calculated prior to rounding to millions.